UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of September 2006

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and 2 and incorporated herein by reference are the Registrant’s press releases dated September 17, 2006 and September 18, 2006, respectively.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: September 18, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated September 17, 2006.
2.	Press Release dated September 18, 2006.

EXHIBIT 1

Elbit Systems’ subsidiary, the Elisra Group,
awarded a contract valued at approximately $65
million to supply Electronic Warfare Systems to a European Country

Haifa, Israel, September 17, 2006 – Elbit Systems Ltd. (NASDAQ Global Select Market: ESLT) announced that Tadiran Electronic Systems, a member of the Elisra Group, won a contract valued at approximately $65 million for the supply of electronic warfare systems to a European country. The systems will be supplied over the next two years to the tactical and strategic echelons of the country’s armed forces.

Mr. Itzhak Beni, President and CEO of Tadiran Electronic Systems said:” The customer chose Tadiran Electronic Systems after extensive tests and out of numerous systems evaluated. The choice of Tadiran Electronic Systems is another testament to the company’s technological leadership in this field.” Mr. Beni added that he views this current win as a springboard to future business and the expansion of the company’s activities in Europe to additional fields.

About the Elisra Group

The Elisra Group comprises Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. The Group designs, develops, manufactures, integrates and supports advanced system solutions for air, sea and land, deployed in numerous countries worldwide. The Elisra Group’s major products include: New Generation, Integrated Self-Protection Suites including Multi Spectral EW Payloads with Radar Warning Receivers, Laser Warning System, Passive IR Missile Warning System and Chaff and Flare Dispensing System for Fighters, Helicopters, Transport Aircraft and MPA; SIGINT Systems with C4ISTAR, COMINT DF/ ELINT/ECM; Full C4I Solutions – for all Battlefield Command Chainssuch as Battlefield Management and Control including Artillery C4I Systems; Theater Missile Defense including Test Bed; Advanced Search and Rescue Systems; and Data Links for UAVs & Guided Munitions.

The Elisra Group is a 70% subsidiary of Elbit Systems.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

EXHIBIT 2

Elbit Systems’ Subsidiary, the Elisra Group, Initiates
a Re-Organization Plan

Haifa, Israel, September 18, 2006 – Elbit Systems Ltd. (NASDAQ Global Select Market: ESLT) reported the initiation of a re-organization plan by its 70%-owned Israeli subsidiary – the Elisra Group. The plan, designed to enhance the synergies and maximize the range of capabilities of the Elisra Group’s members: Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd., was announced today by Brig. Gen. (Res.) Yitzhak Gat, CEO of the Elisra Group.

Under the new re-organization plan, the Elisra Group will establish a new central Operations Division, which also will include Elisra’s Microwave Division. Colonel (Res.) Ami Dagan, formerly the general manager of Elbit Systems’ Silver Arrow, subsidiary, will head the new Operations Division. The Operations Division will provide services to all the Elisra Group’s business units, with the aim of enhancing operational efficiency and leveraging its size for procurement and logistics advantages. Moreover, the re-structuring is expected to increase marketing and R&D synergies among the Elisra Groups’ various business units, thus enhancing future growth and profitability.

Mr. Itzhak Beni will retire from his position as President and CEO of Tadiran Spectralink and Tadiran Electronic Systems and will be joining Elbit System’s Group.

About the Elisra Group

The Elisra Group comprises Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. The Group designs, develops, manufactures, integrates and supports advanced system solutions for air, sea and land, deployed in numerous countries worldwide. The Elisra Group’s major products include: New Generation Integrated Self-Protection Suites including Multi Spectral EW Payloads with Radar Warning Receivers, Laser Warning System, Passive IR Missile Warning System and Chaff and Flare Dispensing System for Fighters, Helicopters, Transport Aircraft and MPA; SIGINT Systems with C4ISTAR, COMINT DF/ ELINT/ECM; Full C4I Solutions – for all Battlefield Command Chains such as Battlefield Management and Control including Artillery C4I Systems; Theater Missile Defense including Test Bed; Advanced Search and Rescue Systems; and Data Links for UAVs & Guided Munitions.

The Elisra Group is a 70% subsidiary of Elbit Systems.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.